FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of August, 2012
Commission file number: 1-14872
SAPPI LIMITED
(Translation of registrant;s name into English)
48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F
X
-------
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                                                                            No X
-------
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform
Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on
Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”,
“should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to:

o   the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing);

o   the impact on the business of the global economic downturn;

o   unanticipated production disruptions (including as a result of planned or unexpected power outages);

o   changes in environmental, tax and other laws and regulations;

o    adverse changes in the markets for the Group’s products;

o    the emergence of new technologies and changes in consumer trends increase preferences for digital media;

o    consequences of the Group’s leverage, including as a result of adverse changes in credit markets that affect the Group’s ability to raise capital when needed;

o    adverse changes in the political situation and economy in the countries in which the Group operates or the effect of governmental efforts to address present or future economic or social problems;

o    the impact of restructurings, investments, acquisitions, dispositions and other strategic initiatives
      (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions or implementing restructurings or strategic initiatives, and achieving expected savings and synergies; and

o    currency fluctuations.

These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on
Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

3rd
Quarter results for
the period ended
June 2012

Sappi works closely with customers,
both direct and indirect, in over
100 countries to provide them with
relevant and sustainable paper,
paper-pulp and chemical cellulose
products and related services and
innovations.

Our market-leading range of paper
products includes: coated fine
papers used by printers, publishers
and corporate end-users in the
production of books, brochures,
magazines, catalogues, direct mail
and many other print applications;
casting release papers used by
suppliers to the fashion, textiles,
automobile and household industries;
and in our Southern African region,
newsprint, uncoated graphic and
business papers, premium-quality
packaging papers, paper-grade pulp
and chemical cellulose.

Our chemical cellulose products are
used worldwide by converters to
create viscose fibre, acetate tow,
pharmaceutical products as well as
a wide range of consumer products.

The pulp needed for our products
is either produced within Sappi or
bought from accredited suppliers.
Across the group, Sappi is close to
‘pulp neutral’, meaning that we sell
almost as much pulp as we buy.
3rd quarter results
* for the period ended June 2012
** as at June 2012
25%
Sales by source*
Europe
Southern Africa
North America
22%
53%
25%
22%
53%
7%
7%
7%
15%
Sales by product group*
Specialities
Commodity paper
Coated fine paper
Uncoated fine paper
Pulp
Other
1%
63%
63%
15%
7%
7%
1%
7%
63%
37%
Net operating assets**
Southern Africa
Fine paper
37%
63%
19%
23%
Sales by destination*
Southern Africa
Europe
North America
Asia and other
13%
45%
45%
23%
19%
13%
This cover picture is a photograph of a stylised transverse cross-section of Eucalyptus wood.
The large circles are vessels which transport water up and down the tree and the smaller circles are the fibres which we use to make paper and chemical cellulose.

Fibres are separated in the pulping process through the softening and removal of lignin which acts as a glue between the fibres in the wood. In papermaking, fibres are re-formed to form a flat, strong and uniform surface for printing and writing.

Photograph taken by Dr Valerie Grzekowiak

sappi 3rd quarter results
Financial summary for the quarter
·
Operating profit excluding special items US$60 million
(Q3 2011 US$60 million)
·
Market conditions deteriorated during the quarter
·
Extended maturities and lower finance costs from refinancing of 2014 bonds going forward
·
Once-off charges of US$89 million related to refinancing – negative EPS
·
Impact of planned annual maintenance shuts at major pulp mills
·
Chemical cellulose expansions on track
Quarter ended
Nine months ended
Jun 2012
Jun 2011    Mar 2012
Jun 2012
Jun 2011
Key figures: (US$ million)
Sales
1,544
1,802
1,633
4,762
5,499
Operating profit
34
54
120
261
174
Special items – losses
(1)
26
6
5
24
150
Operating profit excluding special
items
(2)
60
60
125
285
324
EBITDA excluding special items
(2)
150
164
217
561
638
Basic (loss) earnings per share
(US cents)
(20)
(13)
11
(1)
(20)
Net debt
(3)
2,213
2,475
2,133
2,213
2,475
Key ratios: (%)
Operating profit to sales
2.2
3.0
7.4
5.5
3.2
Operating profit excluding special
items to sales
3.9
3.3
7.7
6.0
5.9
Operating profit excluding special
items to capital employed (ROCE)
6.4
5.5
13.4
10.3
10.2
EBITDA excluding special items to sales
9.7
9.1
13.3
11.8
11.6
Return on average equity (ROE)
(4)
(26.5)
(14.2)
14.7
(0.3)
(7.4)
Net debt to total capitalisation
(4)
58.7
56.8
56.5
58.7
56.8
Net asset value per share (US cents)
299
362
315
299
362
(1)
Refer to page 17 for details on special items.
(2) Refer to page 17, note 10 to the group results for the reconciliation of EBITDA excluding special items and operating profit excluding special items to segment operating profit, and loss for the period.
(3) Refer to page 19, supplemental information for the reconciliation of net debt to interest-bearing borrowings.
(4) Refer to page 18, supplemental information for the definition of the term.
The table above has not been audited or reviewed.

Commentary on the quarter
Operating profit excluding special items for the quarter was in line with guidance and similar to that achieved in the corresponding quarter in the prior year. Performance was impacted, as anticipated, by planned annual maintenance shuts as well as seasonal factors when compared to the prior quarter. Market conditions however deteriorated more than expected in the quarter as a result of the uncertainty in Europe and a general slowdown in all major markets.
Sales for the quarter was US$1.5 billion, a decrease of 14% in US Dollar terms compared to the equivalent quarter a year ago primarily due to a stronger US Dollar which impacted the translation of the European and South African sales, and 7% lower sales volumes in Europe.
The Southern African chemical cellulose business continued to perform strongly, with higher
US Dollar pulp prices compared to the prior quarter being aided by a weaker Rand. The scheduled annual maintenance shut at Saiccor was postponed until early in the fourth quarter to enable the business to benefit from robust demand, continued strong manufacturing performance and in light of the declining trend in pulp prices.
During the quarter we announced a tender offer and redemption for up to US$700 million of the
2014 bonds. The repurchase of the 2014 bonds will be completed in early August and will result in annual cash interest savings of approximately US$30 million. The bonds were successfully refinanced with a US$400 million bond due 2017 at 7.750% and a US$300 million bond due 2019 at 8.375%. The full US$89 million accounting cost of the refinancing of the 2014 bonds was booked in the quarter, US$44 million of this charge is non-cash and relates to the accelerated write-off of the discount and costs incurred at the issue of these bonds.
The repayment of the 2014 bonds resulted in the unwinding of currency swaps linked to the bonds. The mark-to-market of the swaps is in Sappi’s favour and a positive cash settlement of approximately US$36 million is expected in our fourth quarter.
Special items for the quarter was a charge of US$26 million, comprised mainly of a plantation price fair value adjustment and charges related to flooding at Cloquet Mill.

sappi 3rd quarter results
Cash flow and debt
Cash retained from operating activities was US$52 million for the quarter, an improvement from the same quarter last year.
Net capital expenditure for the quarter was US$108 million, compared to US$60 million in the prior quarter and reflects the increased capital expenditure attributable to the Ngodwana and Cloquet chemical cellulose conversions. Capital expenditure for the full year is expected to be below
US$425 million.
Net debt increased during the quarter to US$2,213 million as a result of the net cash utilised and the once-off charges related to the early redemption of the 2014 bonds, partly offset by currency movements.
Operating Review – Quarter ended June 2012 compared with quarter ended June 2011
Sappi Fine Paper
Quarter
ended
Jun 2012
US$ million
Quarter
ended
Mar 2012
US$ million
Quarter
ended
Dec 2011
US$ million
Quarter
ended
Sept 2011
US$ million
Quarter
ended
Jun 2011
US$ million
Sales
1,155
1,232 1,198 1,337 1,350
Operating profit excluding
special items
28
73 39 39 30
Operating profit excluding
special items to sales (%)
2.4
5.9 3.3 2.9 2.2
EBITDA excluding special
items
98
139 110 115 107
EBITDA excluding special
items to sales (%)
8.5
11.3 9.2 8.6 7.9
RONOA pa (%)
4.0
10.3 5.6 5.3 3.9
Sales volumes for the quarter were 5% lower than in the previous quarter and the equivalent quarter in the prior year. The improvement in margins compared to the equivalent quarter in the prior year reflects the benefits of the various variable and fixed cost reductions that have been implemented in the past year across all regions.

Europe
Quarter
ended
Jun 2012
€ million
Quarter
ended
Mar 2012
€ million
Quarter
ended
Dec 2011
€ million
Quarter
ended
Sept 2011
€ million
Quarter
ended
Jun 2011
€ million
Sales
620
672 628 666 679
Operating profit excluding
special items
8
37 22 3 (2)
Operating profit excluding
special items to sales (%)
1.3
5.5 3.5 0.5 (0.3)
EBITDA excluding special
items
47
73 60 44 38
EBITDA excluding special
items to sales (%)
7.6
10.9 9.6 6.6 5.6
RONOA pa (%)
2.2
10.2 6.1 0.8 (0.5)
Volumes sold during the quarter were lower as a result of the seasonally slower demand and the planned maintenance shuts at our pulp mills. Nevertheless, demand was weaker than expected and 7% below that of the equivalent quarter last year.
Average prices realised were marginally higher than the previous quarter, helped by a weaker Euro exchange rate and the impact on export sales prices. However, variable costs per ton were also higher as the prices of most major inputs increased. Despite this, expenses continue to be tightly managed and were 5% lower than the equivalent quarter last year. As a result, operating margins have all improved.
Sappi Fine Paper Europe incurred fire damage at Nijmegen Mill in July 2012, the financial impact of which is estimated to be US$7 million to the group.

sappi 3rd quarter results
North America
Quarter
ended
Jun 2012
US$ million
Quarter
ended
Mar 2012
US$ million
Quarter
ended
Dec 2011
US$ million
Quarter
ended
Sept 2011
US$ million
Quarter
ended
Jun 2011
US$ million
Sales
360
349 352 395 371
Operating profit excluding
special items
18
24 10 34 32
Operating profit excluding
special items to sales (%)
5.0
6.9 2.8 8.6 8.6
EBITDA excluding special
items
38
43 29 53 50
EBITDA excluding special
items to sales (%)
10.6
12.3 8.2 13.4 13.5
RONOA pa (%)
7.7
10.4 4.4 14.9 13.7
Despite a weaker market environment, sales volumes in the North American business were 2%
and 3% higher than in the equivalent quarter last year and the prior quarter respectively, as higher coated paper sales volumes more than offset lower pulp and speciality paper sales volumes.
Paper prices were lower, compared both to the prior quarter and the equivalent quarter last year, whilst pulp prices were lower than in the equivalent quarter last year, but higher than in the prior quarter.
A focus on cost containment and productivity improvements ensured variable costs per ton were lower than in the equivalent quarter last year and the prior quarter. During the quarter, Cloquet Mill completed a scheduled cold outage which negatively impacted the results compared to the prior quarter.
Severe flooding in Minnesota led to a temporary shutdown of Cloquet Mill in late June, impacting both paper and pulp production for approximately 7 days. The impact on the group operating profit was approximately US$5 million for the quarter, recorded in special items.

Sappi Southern Africa
Quarter
ended
Jun 2012
ZAR million
Quarter
ended
Mar 2012
ZAR million
Quarter
ended
Dec 2011
ZAR million
Quarter
ended
Sept 2011
ZAR million
Quarter
ended
Jun 2011
ZAR million
Sales
3,159
3,113 3,131 3,217 3,068
Operating profit excluding
special items
255
409 494 296 172
Operating profit excluding
special items to sales (%)
8.1
13.1 15.8 9.2 5.6
EBITDA excluding special
items
426
604 680 482 355
EBITDA excluding special
items to sales (%)
13.5
19.4 21.7 15.0 11.6
RONOA pa (%)
7.6
12.2 15.1 8.9 4.9
The Southern African chemical cellulose business had an excellent production and sales quarter, with higher US Dollar pulp prices and a weaker Rand compared to the prior quarter, generating
ZAR480 million in EBITDA excluding special items and an EBITDA excluding special items margin of approximately 30%.
During the quarter, Ngodwana Mill underwent an extended planned annual maintenance shut.
This shut negatively impacted the results compared to the prior quarter. The decision was made to postpone the planned annual maintenance shut at Saiccor Mill to July due to the strong sales momentum, operating performance and declining US Dollar pulp prices.
The Southern African paper business experienced a decline in sales volumes and prices compared to the prior quarter. In particular, the containerboard and paper pulp sales were challenging for both volume and price, whilst the office paper and newsprint businesses were more robust.
Variable costs per ton remain in line with the equivalent quarter last year, whilst benefits from the fixed cost savings as a result of the Southern African restructuring started to take effect during the quarter.

sappi 3rd quarter results
Outlook
Market conditions are expected to remain generally tough, with greater uncertainty and lack of visibility. Trading conditions are expected to be weaker than a year ago, with lower volumes for most of our products and pricing, particularly for pulp, to remain under pressure. We believe input prices should remain generally flat and that fixed costs are well under control.
US Dollar exchange rate strength should be favourable for our European and South African businesses with increased margins on export sales in particular.
Saiccor Mill’s production remains sold out and both the Ngodwana and Cloquet mills conversion projects are progressing well and expected to begin operations in the third fiscal quarter of 2013.
Good progress continues to be made with volume commitments for the additional chemical cellulose capacity.
The benefits from the refinancing of the 2014 bonds completed in the past quarter are expected to commence in the fourth fiscal quarter, and the annual interest charge is expected to decrease by approximately US$45 million as a result, with the cash interest charge reducing by approximately
US$30 million per annum. The refinancing has left us with a much improved maturity profile, with no substantial debt repayments until 2017.
For the fourth fiscal quarter, operating profit is expected to be higher than in the equivalent quarter in 2011. Operating profit excluding special items for the year is expected to be below that achieved in 2011. We expect positive earnings per share for the full year.
Cash generated from operations for the quarter is expected to be strong. In addition, we are making good progress in terms of our strategy to dispose of non-essential assets in order to improve cash generation. Following the end of the quarter, the Biberist mill and associated land was sold for US$57 million and the Adamas mill land and buildings were sold for US$6 million. We expect our net debt to reduce through the quarter to around US$2 billion.
Notwithstanding the current tough trading conditions, we believe that the strategic actions that we are and have been taking are positioning the group well for both improved margins from our paper divisions and for expansion in higher margin growth businesses such as chemical cellulose.
We are confident that the actions taken, including the refinancing completed in the last quarter, the disposal of non-essential assets described above as well as the reduction in our cost base, will allow us to complete the current growth projects whilst reducing our debt and strengthening our financial position.
Directorate
Mr Steve Binnie joined Sappi as Chief Financial Officer designate on 09 July 2012, and will be appointed Chief Financial Officer and an Executive Director of the company on 01 September 2012, following Mr Mark Thompson’s retirement as Chief Financial Officer and Executive Director at the
end of August 2012.
Professor Meyer Feldberg, the lead independent director, will retire from the board at the end of
December 2012, having reached the board’s retirement age of 70 years. Sir Nigel Rudd will succeed Professor Feldberg as lead independent director at that time.
On behalf of the board
R J Boëttger M R Thompson
Director                                                       Director
03 August 2012

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives.
The words “believe”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “assume”, “positioned”, “will”,
“may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to:
•
the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing);
• the impact on our business of the global economic downturn;
•     unanticipated production disruptions (including as a result of planned or unexpected power outages);
• changes in environmental, tax and other laws and regulations;
• adverse changes in the markets for our products;
•     the emergence of new technologies and changes in consumer trends including increased preferences for digital media;
•
consequences of our leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed;
•
adverse changes in the political situation and economy in the countries in which we operate or the effect of governmental efforts to address present or future economic or social problems;
•     the impact of restructurings, investments, acquisitions, dispositions and other strategic initiatives (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions or implementing restructuring or strategic initiatives, and achieving expected savings and synergies; and
•     currency fluctuations.
We undertake no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.
Forward-looking statements

sappi 3rd quarter results
Condensed group income statement
Note
Quarter
ended
Jun 2012
US$ million
Quarter
ended
Jun 2011
US$ million
Nine
months
ended
Jun 2012
US$ million
Nine
months
ended
Jun 2011
US$ million
Sales
1,544
1,802
4,762
5,499
Cost of sales
1,404
1,639
4,189
4,872
Gross profit
140
163
573
627
Selling, general and
administrative expenses
103
107
315
328
Other operating expenses
(income)
3
4
(3)
131
Share of profit from associates
and joint ventures
–
(2)
–
(6)
Operating profit
2
34
54
261
174
Net finance costs
141
112
246
251
Net interest
142
121
253
276
Finance cost capitalised
(2)
–
(4)
–
Net foreign exchange loss
(gain)
1
(3)
(1)
(10)
Net fair value gain on
financial instruments
–
(6)
(2)
(15)
(Loss) profit before taxation
(107)
(58)
15
(77)
Taxation
(1)
10
18
28
Current
7
8
12
12
Deferred
(8)
2
6
16
Loss for the period
(106)
(68)
(3)
(105)
Basic loss per share (US cents)
(20)
(13)
(1)
(20)
Weighted average number of
shares in issue (millions)
520.8
519.9
520.7
519.7
Diluted basic loss per share
(US cents)
(20)
(13)
(1)
(20)
Weighted average number of
shares on fully diluted basis
(millions)
520.8
519.9
520.7
519.7
Condensed group statement of comprehensive income
Quarter
ended
Jun 2012
US$ million
Quarter
ended
Jun 2011
US$ million
Nine
months
ended
Jun 2012
US$ million
Nine
months
ended
Jun 2011
US$ million
Loss for the period
(106)
(68)
(3)
(105)
Other comprehensive income
(loss), net of tax
18
(3)
71
80
Exchange differences on
translation of foreign operations
(70)
(6)
(10)
63
Movements in hedging reserves
(14)
3
(23)
18
Deferred tax effect of above items
1
–
3
(1)
Recognition of previously
unrecognised deferred tax asset
(1)
101
–
101
–
Total comprehensive (loss) income
for the period
(88)
(71)
68
(25)
(1)
Relates to amounts recognised within other comprehensive income in previous fiscal years.

Condensed group balance sheet
Jun 2012
US$ million
Reviewed
Sept 2011
US$ million
ASSETS
Non-current assets
4,035
4,085
Property, plant and equipment
3,098
3,235
Plantations
560
580
Deferred taxation
144
45
Other non-current assets
233
225
Current assets
1,978
2,223
Inventories
773
750
Trade and other receivables
782
834
Cash and cash equivalents
403
639
Assets held for sale
20
–
Total assets
6,013
6,308
EQUITY AND LIABILITIES
Shareholders’ equity
Ordinary shareholders’ interest
1,557
1,478
Non-current liabilities
3,080
3,178
Interest-bearing borrowings
2,209
2,289
Deferred taxation
334
336
Other non-current liabilities
537
553
Current liabilities
1,376
1,652
Interest-bearing borrowings
406
449
Bank overdraft
1
1
Other current liabilities
950
1,182
Taxation payable
19
20
Total equity and liabilities
6,013
6,308
Number of shares in issue at balance sheet date (millions)
520.8
520.5

sappi 3rd quarter results
Condensed group statement of cash flows
Quarter
ended
Jun 2012
US$ million
Quarter
ended
Jun 2011
US$ million
Nine
months
ended
Jun 2012
US$ million
Nine
months
ended
Jun 2011
US$ million
Loss for the period
(106)
(68)
(3)
(105)
Adjustment for:
Depreciation, fellings and amortisation
108
125
333
378
Taxation
(1)
10
18
28
Net finance costs
141
112
246
251
Defined post-employment benefits
(16)
(17)
(39)
(50)
Plantation fair value adjustments
(1)
(21)
(40)
(44)
Asset (impairment reversals)
impairments
(3)
–
(3)
69
Net restructuring provisions
–
2
1
68
Other non-cash items
15
5
33
20
Cash generated from operations
137
148
546
615
Movement in working capital
(27)
(46)
(217)
(364)
Net finance costs paid
(56)
(40)
(157)
(194)
Taxation paid
(2)
(17)
(12)
(31)
Cash retained from operating
activities
52
45
160
26
Cash utilised in investing activities
(108)
(65)
(236)
(142)
Net cash utilised
(56)
(20)
(76)
(116)
Cash effects of financing activities
32
(190)
(142)
(364)
Net movement in cash and cash
equivalents
(24)
(210)
(218)
(480)
Condensed group statement of changes in equity
Nine
months
ended
Jun 2012
US$ million
Nine
months
ended
Jun 2011
US$ million
Balance – beginning of period
1,478
1,896
Total comprehensive income (loss) for the period
68
(25)
Transfers from the share purchase trust
2
6
Transfers of vested share options
(2)
(7)
Share-based payment reserve
11
14
Balance – end of period
1,557
1,884

Notes to the condensed group results
1.    Basis of preparation
The condensed consolidated interim financial results for the nine months ended June 2012 have been prepared in compliance with the Listings Requirements of the JSE Limited and in accordance with the framework concepts and the measurement and recognition requirements of International
Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board,
AC 500 standards issued by the Accounting Practices Board, the requirements of the Companies
Act of South Africa and the information required by IAS 34 Interim Financial Reporting. The accounting policies applied in the preparation of these interim financial results are consistent with those applied for the year ended September 2011.
The 9 months ended June 2012 consists of 39 weeks compared to the prior year 9 months which consisted of 40 weeks.
The preparation of this condensed consolidated financial information was supervised by the Chief
Financial Officer, M R Thompson CA (SA).
The results are unaudited.
Quarter
ended
Jun 2012
US$ million
Quarter
ended
Jun 2011
US$ million
Nine
months
ended
Jun 2012
US$ million
Nine
months
ended
Jun 2011
US$ million
2.
Operating profit
Included in operating profit are the
following non-cash items:
Depreciation and amortisation
90
104
276
314
Fair value adjustment on plantations
(included in cost of sales)
Changes in volume
Fellings
18
21
57
64
Growth
(21)
(23)
(64)
(60)
(3)
(2)
(7)
4
Plantation price fair value
adjustment
20
2
24
16
17
–
17
20
Included in other operating expenses
(income) are the following:
Asset (impairment reversals)
impairments
(3)
–
(3)
69
Loss (profit) on disposal of
property, plant and
equipment
2
–
(7)
–
Net restructuring provisions
–
2
1
68
Black Economic
Empowerment charge
1
1
3
3

sappi 3rd quarter results
Quarter
ended
Jun 2012
US$ million
Quarter
ended
Jun 2011
US$ million
Nine
months
ended
Jun 2012
US$ million
Nine
months
ended
Jun 2011
US$ million
3.
Headline loss per share
Headline loss per share (US cents)
(20)
(13)
(2)
(8)
Weighted average number of shares
in issue (millions)
520.8
519.9
520.7
519.7
Diluted headline loss per share
(US cents)
(20)
(13)
(2)
(8)
Weighted average number of shares
on fully diluted basis (millions)
520.8
519.9
520.7
519.7
Calculation of headline loss
Loss for the period
(106)
(68)
(3)
(105)
Asset (impairment reversals)
impairments
(3)
–
(3)
69
Loss (profit) on disposal of property,
plant and equipment
2
–
(7)
–
Tax effect of above items
1
2
1
(3)
Headline loss
(106)
(66)
(12)
(39)
4.
Capital expenditure
Property, plant and equipment
107
69
243
161
Jun 2012
US$ million
Reviewed
Sept 2011
US$ million
5.    Capital commitments
Contracted
254
61
Approved but not contracted
263
416
517
477
6.    Contingent liabilities
Guarantees and suretyships
31
33
Other contingent liabilities
8
15
39
48
7.    Material balance sheet movements
Interest-bearing borrowings
In October 2011, the group repaid US$130 million (ZAR1,000 million) of the ZAR 10.64% fixed rate public bonds in Southern Africa with US$130 million from cash resources.
In April 2012, the group issued a three-year ZAR750 million (US$98 million) floating rate bond
(‘SSA02’) at a 144 basis points spread over the 6-month Johannesburg Inter-bank Agreed Rate. The floating rate of the new bond was swapped into a fixed rate of 7.78%. The proceeds of the bonds were used partly to refinance the ZAR500 million (US$65 million) bond (‘SMF3’) that matured on
29 June 2012.

In June 2012, the group accelerated the premium and other costs associated with its senior secured notes due 2014 in line with its intention to early redeem these notes. This resulted in an increase in net debt at reporting date and a corresponding charge of US$89 million which is included in net finance costs.
Deferred tax assets
During the quarter, the group reassessed the recoverability of its deferred tax assets in Sappi
Fine Paper North America. A deferred tax asset of US$101 million was recognised largely in other comprehensive income.
Other current liabilities
Other current liabilities were reduced by payments of liabilities relating to restructuring costs and accruals.
8.   Assets held for sale
As at the end of the quarter, the following assets were classified as assets held for sale:
–
The shares of Sappi Schweiz AG in Sappi Fine Paper Europe. The shares were disposed of in
July 2012.
–
Property, plant and equipment in Sappi Southern Africa with a book value of ZAR73 million
(US$9 million).
Refer to note 9 for more detail on assets sold subsequent to quarter-end.
9.    Post balance sheet events
Sappi Fine Paper Europe concluded an agreement to sell the shares of Sappi Schweiz AG. The assets in the company which are disclosed as held for sale, comprised mostly of the Biberist Mill land and buildings with a book value of €9 million (US$11 million). The shares were sold for
€43  million (US$57 million) resulting in a profit on disposal of US$51 million which includes the realisation of a foreign currency translation reserve that was previously disclosed in other comprehensive income. Biberist Mill was closed in fiscal 2011.
Sappi Southern Africa disposed of land and buildings at Adamas Mill that were held for sale at quarter-end. These assets with a book value of ZAR22 million (US$3 million) were sold for
ZAR45 million (US$6 million) resulting in a profit on disposal of US$3 million. Adamas Mill was closed in fiscal 2012.
Sappi Fine Paper Europe incurred fire damage at its Nijmegen Mill. The damage was limited to the electric cables infrastructure which resulted in a temporary shut of the paper machine. The financial impact of the fire is estimated to be €5 million (US$7 million) to the group.
In July 2012, the group received the proceeds of US$700 million relating to a new bond offering of senior secured notes. The new notes were placed in June 2012 and comprise US$400 million notes due 2017 with a coupon of 7.750% per annum and US$300 million notes due 2019 with a coupon of 8.375% per annum.  The proceeds of the new notes together with cash on hand, via tender offer and call redemption, are being used to refinance US$700 million of the principal amount of the existing senior secured notes due 2014. This refinancing transaction will result in reduced annual cash interest costs of approximately US$30 million. Refer to note 7 for the once-off costs incurred in the quarter as a result of the refinancing.

sappi 3rd quarter results
10.  Segment information
Quarter
ended
Jun 2012
Metric tons
(000’s)
Quarter
ended
Jun 2011
Metric tons
(000’s)
Nine months
ended
Jun 2012
Metric tons
(000’s)
Nine months
ended
Jun 2011
Metric tons
(000’s)
Sales volume
Fine Paper – North America
351
344
1,031
1,057
Europe
843
909
2,611
2,903
Total
1,194
1,253
3,642
3,960
Southern Africa – Pulp and paper
435
406
1,253
1,272
Forestry
294
252
830
688
Total
1,923
1,911
5,725
5,920
Quarter
ended
Jun 2012
US$ million
Quarter
ended
Jun 2011
US$ million
Nine months
ended
Jun 2012
US$ million
Nine months
ended
Jun 2011
US$ million
Sales
Fine Paper – North America
360
371
1,061
1,125
Europe
795
979
2,524
3,023
Total
1,155
1,350
3,585
4,148
Southern Africa – Pulp and paper
367
430
1,114
1,291
Forestry
22
22
63
60
Total
1,544
1,802
4,762
5,499
Operating profit (loss) excluding
special items
Fine Paper – North America
18
32
52
95
Europe
10
(2)
88
63
Total
28
30
140
158
Southern Africa
31
26
145
158
Unallocated and eliminations
(1)
1
4
–
8
Total
60
60
285
324
Special items – losses (gains)
Fine Paper – North America
5
–
5
(1)
Europe
6
2
(3)
116
Total
11
2
2
115
Southern Africa
15
4
22
31
Unallocated and eliminations
(1)
–
–
–
4
Total
26
6
24
150
(1) Includes the group’s treasury operations, the self-insurance captive and the investment in the Jiangxi Chenming joint venture.

Quarter
ended
Jun 2012
US$ million
Quarter
ended
Jun 2011
US$ million
Nine
months
ended
Jun 2012
US$ million
Nine
months
ended
Jun 2011
US$ million
Segment operating profit (loss)
Fine Paper – North America
13
32
47
96
Europe
4
(4)
91
(53)
Total
17
28
138
43
Southern Africa
16
22
123
127
Unallocated and eliminations
(1)
1
4
–
4
Total
34
54
261
174
EBITDA excluding special items
Fine Paper – North America
38
50
110
150
Europe
60
57
237
238
Total
98
107
347
388
Southern Africa
52
53
214
242
Unallocated and eliminations
(1)
–
4
–
8
Total
150
164
561
638
Segment assets
Fine Paper – North America
926
916
926
916
Europe
1,852
2,216
1,852
2,216
Total
2,778
3,132
2,778
3,132
Southern Africa
1,653
2,072
1,653
2,072
Unallocated and eliminations
(1)
66
72
66
72
Total
4,497
5,276
4,497
5,276
(1) Includes the group’s treasury operations, the self-insurance captive and the investment in the Jiangxi Chenming joint venture.

sappi 3rd quarter results
Reconciliation of EBITDA excluding special items and operating profit excluding special items to segment operating profit and loss for the period

Special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-
recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash.
Quarter
ended
Jun 2012
US$ million
Quarter
ended
Jun 2011
US$ million
Nine
months
ended
Jun 2012
US$ million
Nine
months
ended
Jun 2011
US$ million
EBITDA excluding special
items
150
164
561
638
Depreciation and amortisation
(90)
(104)
(276)
(314)
Operating profit excluding
special items
60
60
285
324
Special items – (losses) gains
(26)
(6)
(24)
(150)
Plantation price fair value
adjustment
(20)
(2)
(24)
(16)
Net restructuring provisions
–
(2)
(1)
(68)
(Loss) profit on disposal of
property, plant and
equipment
(2)
–
7
–
Asset impairment reversals
(impairments)
3
–
3
(69)
Black Economic
Empowerment charge
(1)
(1)
(3)
(3)
Insurance recoveries
–
(1)
–
10
Fire, flood, storm and
related events
(6)
–
(6)
(4)
Segment operating profit
34
54
261
174
Net finance costs
(141)
(112)
(246)
(251)
(Loss) profit before taxation
(107)
(58)
15
(77)
Taxation
1
(10)
(18)
(28)
Loss for the period
(106)
(68)
(3)
(105)
Reconciliation of segment assets to total assets
Segment assets
4,497
5,276
4,497
5,276
Deferred taxation
144
57
144
57
Cash and cash equivalents
403
362
403
362
Other current liabilities
950
1,167
950
1,167
Taxation payable
19
26
19
26
Total assets
6,013
6,888
6,013
6,888

Supplemental information (this information has not been audited or reviewed)
General definitions
Average – averages are calculated as the sum of the opening and closing balances for the relevant period divided by two
Black Economic Empowerment – as envisaged in the Black Economic Empowerment (BEE) legislation in South Africa
Black Economic Empowerment charge – represents the IFRS 2 non-cash charge associated with the
BEE transaction implemented in fiscal 2010
Fellings – the amount charged against the income statement representing the standing value of the plantations harvested
NBSK – Northern Bleached Softwood Kraft pulp. One of the main varieties of market pulp, produced from coniferous trees (ie spruce, pine) in Scandinavia, Canada and northern USA. The price of NBSK is a benchmark widely used in the pulp and paper industry for comparative purposes
SG&A – selling, general and administrative expenses
Non-GAAP measures
The group believes that it is useful to report certain non-GAAP measures for the following reasons:
–    these measures are used by the group for internal performance analysis;
–    the presentation by the group’s reported business segments of these measures facilitates comparability with other companies in our industry, although the group’s measures may not be comparable with similarly titled profit measurements reported by other companies; and
–    it is useful in connection with discussion with the investment analyst community and debt rating agencies
These non-GAAP measures should not be considered in isolation or construed as a substitute for GAAP measures in accordance with IFRS
Capital employed – shareholders’ equity plus net debt
EBITDA excluding special items – earnings before interest (net finance costs), taxation, depreciation, amortisation and special items
Headline earnings – as defined in circular 3/2009 issued by the South African Institute of Chartered
Accountants, separates from earnings all separately identifiable re-measurements. It is not necessarily a measure of sustainable earnings. It is a Listings Requirement of the JSE Limited to disclose headline earnings per share
Net assets – total assets less total liabilities
Net asset value per share – net assets divided by the number of shares in issue at balance sheet date
Net debt – current and non-current interest-bearing borrowings, and bank overdraft (net of cash, cash equivalents and short-term deposits)
Net debt to total capitalisation – net debt divided by capital employed
Net operating assets – total assets (excluding deferred taxation and cash) less current liabilities
(excluding interest-bearing borrowings and overdraft). Net operating assets equate to segment assets
ROCE – return on average capital employed. Operating profit excluding special items divided by average capital employed
ROE – return on average equity. Profit for the period divided by average shareholders’ equity
RONOA – return on average net operating assets. Operating profit excluding special items divided by average segment assets
Special items – special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash
The above financial measures are presented to assist our shareholders and the investment community in interpreting our financial results. These financial measures are regularly used and compared between companies in our industry.

sappi 3rd quarter results
Supplemental information (this information has not been audited or reviewed)
Summary rand convenience translation
Quarter
ended
Jun 2012
Quarter
ended
Jun 2011
Nine
months
ended
Jun 2012
Nine
months
ended
Jun 2011
Key figures: (ZAR million)
Sales
12,542
12,234
38,041
37,911
Operating profit
276
367
2,085
1,200
Special items – losses
(1)
211
41
192
1,034
Operating profit excluding special
items
(1)
487
408
2,277
2,234
EBITDA excluding special items
(1)
1,218
1,113
4,482
4,398
Basic loss per share (SA cents)
(162)
(88)
(8)
(138)
Net debt
(1)
18,069
16,657
18,069
16,657
Key ratios: (%)
Operating profit to sales
2.2
3.0
5.5
3.2
Operating profit excluding special items
to sales
3.9
3.3
6.0
5.9
Operating profit excluding special
items to capital employed (ROCE)
(1)
6.5
5.6
10.2
10.2
EBITDA excluding special items to sales
9.7
9.1
11.8
11.6
Return on average equity (ROE)
(27.2)
(14.4)
(0.3)
(7.4)
Net debt to total capitalisation
(1)
58.7
56.8
58.7
56.8
(1) Refer to page 18, supplemental information for the definition of the term.
The above financial results have been translated into Rands from US Dollars as follows:
– assets and liabilities at rates of exchange ruling at period end; and
– income, expenditure and cash flow items at average exchange rates.
Reconciliation of net debt to interest-bearing borrowings
Jun 2012
US$ million
Sept 2011
US$ million
Interest-bearing borrowings
2,616
2,739
Non-current interest-bearing borrowings
2,209
2,289
Current interest-bearing borrowings
406
449
Bank overdraft
1
1
Cash and cash equivalents
(403)
(639)
Net debt
2,213
2,100
Exchange rates
Jun
2012
Mar
2012
Dec
2011
Sept
2011
Jun
2011
Exchange rates:
Period end rate: US$1 = ZAR
8.1650
7.6725 8.0862 8.0963 6.7300
Average rate for the Quarter: US$1 = ZAR
8.1229
7.7511 8.0915 7.1501 6.7890
Average rate for the YTD: US$1 = ZAR
7.9885
7.9237 8.0915 6.9578 6.8941
Period end rate: €1 = US$
1.2660
1.3344 1.2948 1.3386 1.4525
Average rate for the Quarter: €1 = US$
1.2838
1.3116 1.3482 1.4126 1.4398
Average rate for the YTD: €1 = US$
1.3145
1.3299 1.3482 1.3947 1.3890

Sappi ordinary shares (JSE: SAP)
US Dollar share price conversion
USD
30
Jun
08
30
Sep
08
31
Dec
08
31
Mar
09
30
Sep
09
30
Jun
09
30
Jun
10
31
Dec
09
31
Mar
10
30
Sep
10
31
Mar
11
31
Dec
10
30
Jun
11
30
Sep
11
31
Dec
11
31
Mar
12
20
Jul
12
0
1
2
3
4
5
6
7
8
9
10
30
Jun
12
ZAR
0
10
20
30
40
50
60
70
80
30
Jun
08
30
Sep
08
31
Dec
08
31
Mar
09
30
Sep
09
30
Jun
09
30
Jun
10
31
Dec
09
31
Mar
10
30
Sep
10
31
Mar
11
31
Dec
10
30
Jun
11
30
Sep
11
31
Dec
11
31
Mar
12
20
Jul
12

Jun
12

20
© Sappi Corporate Communications 2012
sappi limited
(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN: ZAE000006284
Sappi has a primary listing on the JSE Limited and a secondary listing on the New York Stock Exchange

www.sappi.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date. August 03, 2012
SAPPI LIMITED,
By. /s/ M.R.Thompson
Name. M. R. Thompson
Title. Chief Financial Officer